AB 3/3

SECUR MMISSION
08026436

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~50914~~

8-31296

FACING PAGE
Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

Ameritas Investment Corp.

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 O Street
(No. and Street)

Lincoln	Nebraska	68510-2234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Oss, (402) 325-4018
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1248 O Street, Suite 716	Lincoln	Nebraska	68508
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
FEB 27 2008
Washington, DC
100

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

TA 3/5

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven M. Oss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameritas Investment Corp. as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name

Assistant Vice President, Controller
Title

GENERAL NOTARY-State of Nebraska
SUSAN K. TOWNS
My Comm. Exp. June 24, 2008

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERITAS INVESTMENT CORP.

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006 AND INDEPENDENT AUDITORS' REPORT

AMERITAS INVESTMENT CORP.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

We have audited the accompanying statements of financial condition of Ameritas Investment Corp. (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Investment Corp. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Ameritas Investment Corp. listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2008

AMERITAS INVESTMENT CORP.
STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2007	2006
ASSETS		
Cash and cash equivalents	$ 12,497,557	$ 10,976,070
Cash segregated under federal and other regulations	8,133	14,514
Clearing account deposit with broker dealer	255,000	255,000
Receivables:		
Affiliates	362,809	-
Commissions	1,725,755	1,080,479
Securities sold	1,234,551	2,005,542
Other	140,064	231,888
Securities owned:		
Marketable, at market value	1,419,581	259,095
Municipal warrants, at estimated fair value	1,140,332	1,007,060
Current income taxes	303,971	592,797
Other assets	277,668	247,976
Deferred income taxes	694,909	449,295
Software, net of amortization of $801,002 and $750,906	91,081	106,217
Total Assets	$ 20,151,411	$ 17,225,933
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable:		
Affiliates	$ 1,075,140	$ 1,764,505
Commissions	3,112,043	2,000,666
Other	1,100,673	715,094
Accrued salary related expenses	2,343,058	1,831,740
Securities sold, not yet purchased, at market value	302,935	5,268
Total Liabilities	7,933,849	6,317,273
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, par value $.10 per share; authorized 500,000 shares, issued and outstanding 225,117 shares	22,512	22,512
Additional paid-in capital	5,114,819	5,114,819
Retained earnings	7,080,231	5,771,329
Total Stockholders' Equity	12,217,562	10,908,660
Total Liabilities and Stockholders' Equity	$ 20,151,411	$ 17,225,933

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2007	2006
INCOME:		
Commissions-affiliates	$ 30,932,159	$ 28,741,986
Commissions	65,481,417	47,782,616
Underwriting income	5,008,589	4,978,802
Advisory fees	17,115,561	10,731,013
Service fees-affiliates	259,860	3,076,545
Investment income	670,548	665,671
Other income	1,693,191	1,659,408
	121,161,325	97,636,041
EXPENSES:		
Commissions-affiliates	30,023,929	27,947,932
Commissions	67,037,333	44,829,995
Clearing fees	2,014,261	1,843,857
Salary and salary related	10,565,084	9,253,510
Subadvisory fees-affiliates	-	105,966
Subadvisory fees	-	1,641,531
Communications	484,928	543,217
Occupancy and equipment rental	1,130,665	1,229,165
Service fees-affiliates	1,602,823	2,693,030
Distribution allowance-affiliates	506,163	1,397,956
Training and registration	516,025	273,925
Travel and promotion	1,209,078	992,005
Other expenses	3,946,868	2,509,390
	119,037,157	95,261,479
Income before income taxes	2,124,168	2,374,562
Income taxes - current	1,060,880	1,053,895
Income taxes - deferred	(245,614)	(127,918)
	815,266	925,977
Net income	$ 1,308,902	$ 1,448,585

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, January 1, 2006	209,900	$ 20,990	$ 4,279,010	$ 6,169,864	$ 10,469,864
Dividends paid to parent companies,					
March 27, 2006:					
AMAL Corporation	-	-	-	(613,365)	(613,365)
Centralife Annuities Services, Inc.	-	-	-	(310,195)	(310,195)
June 27, 2006:					
AMAL Corporation	-	-	-	(613,365)	(613,365)
Centralife Annuities Services, Inc.	-	-	-	(310,195)	(310,195)
Common stock issued					
June 30, 2006:					
AMAL Corporation	15,217	1,522	835,809	-	837,331
Net income	-	-	-	1,448,585	1,448,585
BALANCE, December 31, 2006	225,117	22,512	5,114,819	5,771,329	10,908,660
Net income	-	-	-	1,308,902	1,308,902
BALANCE, December 31, 2007	225,117	$ 22,512	$ 5,114,819	$ 7,080,231	$ 12,217,562

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CASH FLOWS

	Years Ended December 31	
OPERATING ACTIVITIES:	**2007**	**2006**
Net income	$ 1,308,902	$ 1,448,585
Adjustments to reconcile net income to net cash flows from operating activities:		
Amortization	50,096	54,549
Deferred income taxes	(245,614)	(127,918)
Change in assets and liabilities:		
Cash segregated under federal and other regulations	6,381	4,197
Clearing account deposit with broker dealer	-	(100,000)
Receivables	(145,270)	166,999
Securities owned, net	(996,091)	(453,506)
Current income taxes	288,826	(664,476)
Other assets	(29,692)	114,127
Accounts payable	807,591	231,116
Accrued salary related expenses	511,318	653,029
Net cash provided by operating activities	1,556,447	1,326,702
INVESTING ACTIVITIES:		
Purchase of software	(34,960)	(92,180)
Cash and cash equivalents received in acquisition of Carillon Investment Inc.	-	934,894
Net cash provided by (used in) investing activities	(34,960)	842,714
FINANCING ACTIVITIES:		
Dividends paid	-	(1,847,120)
Net cash used in financing activities	-	(1,847,120)
INCREASE IN CASH AND CASH EQUIVALENTS	1,521,487	322,296
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,976,070	10,653,774
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 12,497,557	$ 10,976,070
Supplemental cash flow information:		
Cash paid for income taxes	$ 772,055	$ 1,718,370
Supplemental disclosure of non-cash investing activities:		
Assets acquired, exclusive of cash and cash equivalents, from acquisition of Carillon Investment Inc.	$ -	$ (931,127)
Liabilities assumed from acquisition of Carillon Investment Inc.	-	1,028,690
Common stock issued		
Common stock	-	1,522
Additional paid-in capital	-	835,809
Cash and cash equivalents received in acquisition of Carillon Investment Inc.	$ -	$ 934,894

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Ameritas Investment Corp. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940.

The Company operates as a registered broker dealer on a fully disclosed basis under agreements with Pershing, LLC, National Financial Services LLC, and RBC Dain Rauscher, Inc. The Company also provides investment advisory services to individuals and businesses. The Company may also act as a solicitor for other registered investment advisors who provide portfolio management services. The Company engages in underwriting municipal bonds and warrants and generates commission income and advisory income from distributing products for affiliates.

The Company is a majority owned subsidiary of Ameritas Life Insurance Corp. (ALIC) and minority owned by Centralife Annuities Service, Inc. (Centralife). ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of UNIFI Mutual Holding Company (UNIFI).

Prior to September 30, 2006, the Company was majority owned by AMAL Corporation (AMAL) and minority owned by Centralife. AMAL was majority owned by ALIC and minority owned by Acacia Life Insurance Company (Acacia) and Acacia Financial Corporation (AFCO) until AMAL repurchased its outstanding shares of stock from Acacia and AFCO and became a wholly owned subsidiary of ALIC on September 1, 2006. AFCO is a wholly owned subsidiary of Acacia, which is a wholly owned subsidiary of AHC, a wholly owned subsidiary of UNIFI. Effective September 30, 2006, AMAL was dissolved into its parent, ALIC.

Prior to March 14, 2006, the Company was majority owned by AMAL and minority owned by AmerUs Life Insurance Company (AmerUs). On that date, AmerUs transferred its ownership interest to Centralife, a wholly owned subsidiary.

On June 30, 2006, the Company issued 15,217 shares of common stock to AMAL in exchange for all of the common stock of Carillon Investment Inc. (Carillon) and merged with Carillon. Carillon was a broker dealer registered with the SEC and was a member of the FINRA. The merger was a transaction between entities under common control with all assets and liabilities assumed by the Company at carrying value and no gain or loss was realized. As a result of the transaction, the net assets transferred to the Company resulted in an increase in the stockholders' equity of the Company. Results of operations of Carillon are included in the Company's financial statements subsequent to June 30, 2006.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities with a remaining maturity of less than three months when purchased to be cash equivalents.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

SECURITIES OWNED

Marketable securities are carried at market value determined using an independent pricing source and municipal warrants are valued at estimated fair value as determined by management. Changes in value are included as investment income in the statements of operations.

SOFTWARE

Software is carried at cost less accumulated amortization. The Company provides for amortization using a straight-line basis over 3 years.

SECURITIES TRANSACTIONS

All transactions with and for customers are made on a fully disclosed basis with a clearing broker dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities and related commission revenue and expenses are recorded on a trade date basis.

UNDERWRITING INCOME

Underwriting income arises from security offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized as income at the time the underwriting is completed and the income is reasonably determinable.

ADVISORY FEES

Investment advisory fees for portfolio monitoring and asset allocation services and distribution fees on outside mutual funds and affiliated mutual funds of the Company are recognized as earned, with earned but unpaid amounts reflected as accounts receivable and amounts received but not earned reflected as accounts payable in the statements of financial condition.

SERVICE FEES

Service fees are recognized as earned.

INCOME TAXES

For tax year 2007, the Company will join in the filing of a life/non-life consolidated federal income tax return with UNIFI. The Company also joined with UNIFI to file in this manner for the period July 1, 2006 through December 31, 2006. For the period January 1, 2006 through June 30, 2006, the Company filed its own income tax return. Consolidated tax results are distributed for these periods as if filed on a separate return basis. Deferred income taxes are recognized for the differences in the tax basis of assets and liabilities and their financial reporting amounts based on the current enacted tax rates.

In June 2006, the FASB issued FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides open guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. The Company adopted FIN 48 on January 1, 2007 and determined there was no material impact on the Company's 2007 financial statements.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

ACCOUNTING PRONOUNCEMENTS

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 157, *FAIR VALUE MEASUREMENTS* (SFAS 157)

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with the exception of: (i) block discounts of financial instruments; (ii) certain financial and hybrid instruments measured at initial recognition under SFAS 133; which are to be applied retrospectively as of the beginning of initial adoption (a limited form of retrospective application). The Company is currently evaluating the impact of SFAS 157 and does not expect that the pronouncement will have a material impact on the Company's financial statements.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 159, *FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES* (SFAS 159)

In February 2007, the FASB issued SFAS 159. SFAS 159 permits all entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option will generally be applied on an instrument-by-instrument basis and is generally an irrevocable election. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of SFAS 159 and therefore has not determined the impact on the Company's financial statements.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

3. SECURITIES OWNED & SECURITIES SOLD, NOT YET PURCHASED

Securities owned consist of the following:

	Marketable, at market value December 31		*Municipal warrants, At estimated fair value December 31*	
	2007	2006	2007	2006
Municipal bonds	$ 614,276	$ 198,868	$ -	$ -
Equity securities	805,305	60,227	-	-
Municipal warrants	-	-	1,140,332	1,007,060
Total securities owned	$ 1,419,581	$ 259,095	$ 1,140,332	$ 1,007,060

3. SECURITIES OWNED, (continued)

Securities sold, not yet purchased consist of the following:

	Marketable, at market value December 31		*Municipal warrants, At estimated fair value December 31*	
	2007	2006	2007	2006
Municipal bonds	$ 200,263	$ -	$ -	$ -
Equity securities	102,672	5,268	-	-
Total securities owned	$ 302,935	$ 5,268	$ -	$ -

4. RELATED PARTY TRANSACTIONS

The Company acts as a distributor of variable life insurance and variable annuity policies for ALIC, The Union Central Life Insurance Company (UCL) and First Ameritas Life Insurance Corp. of New York (FALIC), all affiliates. The Company also acted as a distributor of variable life insurance and variable annuity policies for Ameritas Variable Life Insurance Company (AVLIC), another affiliate, until May 1, 2007 when AVLIC was merged into ALIC. The Company also acts as a distributor of group annuity policies for ALIC.

The Company is the underwriter for variable life insurance and variable annuity policies issued by ALIC, FALIC and UCL for which the Company collects a fee. The Company was also the underwriter for variable life insurance and variable annuity policies issued by AVLIC until May 1, 2007. In addition, until November 18, 2006, the Company provided advisory services to the AVLIC Variable Insurance Trust. For this service the Company received an advisory service fee and in turn paid a subadvisory fee to portfolio managers including a subadvisory fee paid to Calvert Asset Management Company, Inc., an affiliate. The Company also paid an advisory service fee to Ameritas Investment Advisors, an affiliate. Fees collected are reflected as service fees-affiliates and fees paid as subadvisory fees and subadvisory fees-affiliate in the statements of operations.

The Company and its affiliates provide various administrative services to each other through administrative service agreements. These services include, but are not limited to, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Fees earned by the Company for services provided to its affiliates are included in income in the statements of operations as service fees-affiliates. Fees incurred by the Company for services provided by its affiliates are included in expenses in the statements of operations as both distribution allowance-affiliates and service fees-affiliates.

Acacia leases office space on behalf of the Company and certain affiliates. The Company was allocated approximately $243,000 and $240,000 for the years ended December 31, 2007 and 2006, respectively, for its share of the lease costs.

Subsequent to the merger with Carillon, the Company has utilized the services of certain associates who are employed by UCL. In exchange for these services, the Company reimburses UCL for the employment costs of these associates. During 2007 and 2006, the Company incurred approximately

4. RELATED PARTY TRANSACTIONS, (continued)

$1,245,000 and $650,000, respectively, of expense for the services of these associates and had a liability of approximately $110,000 and $135,000 at December 31, 2007 and 2006, respectively. The expenses are included in salary and salary related expenses and the liability is included in accrued salary related expenses.

During 2006, the Company entered into a merger integration expenses agreement with AMAL whereby AMAL agreed to reimburse incremental merger expenses related to the integration of operations resulting from the merger of the Company with Carillon. Approximately $1,025,000 of incremental merger expenses were reimbursed under this agreement on behalf of the Company during the year ended December 31, 2006.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5. NET CAPITAL

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness). At December 31, 2007, the Company had net capital of $9,369,545 which was $8,860,818 in excess of required capital of $508,727 and its net capital ratio was .814 to 1.

6. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC. Pension costs include current service costs, which are accrued and funded on a current basis, and post service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets and liabilities of this plan are held by AHC. Total Company contributions for the years ended December 31, 2007 and 2006 were $13,698 and $13,311, respectively.

The Company's employees and agents participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. Company matching contributions under the defined contribution plan range from 0.5% to 3.0%. In addition, for eligible employees who are not Pension plan participants, the Company makes a contribution of 6.0% of the participant's compensation for those hired before January 1, 2006 and 5.0% of the participant's compensation for those hired after January 1, 2006. Contributions by the Company to the defined contribution plan were $721,148 and $653,948 in 2007 and 2006, respectively.

The Company is also included in the post-retirement benefit plan providing group medical coverage to retired employees of ALIC and its subsidiaries. For employees eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For employees eligible for retirement after January 1, 2000, benefits will be provided up to the date when the employee becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of post retirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. The assets and liabilities of this plan are not segregated. Total Company contributions were $16,000 and $17,000 for the years ended December 31, 2007 and 2006, respectively.

6. BENEFIT PLANS, (continued)

Expenses for the defined benefit plan and post retirement group medical plan are allocated to the Company based on the number of employees in ALIC and its subsidiaries.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2007 and 2006, the Company's deferred tax asset relates primarily to certain benefit programs and accrued expenses of the Company. Gross deferred tax assets were $696,189 and $451,897 as of December 31, 2007 and 2006, respectively. Gross deferred tax liabilities were $1,280 and $2,602 as of December 31, 2007 and 2006, respectively.

The difference between the U.S. federal income tax rate and the consolidated tax provision rate is summarized as follows:

	Years Ended December 31			
	2007		*2006*	
Federal statutory tax rate	35.00	%	35.00	%
State income taxes	3.66		3.70	
Tax exempt interest	(3.17)		(3.21)	
Other	2.89		3.51	
Effective tax rate	38.38	%	39.00	%

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2007 were subsequently settled and had no material effect on the financial statements as of that date.

The Company is involved in various legal and regulatory matters from time to time. Management is of the opinion that none of these actions will result in losses material to the financial position, results of operations, net cash flows, or net capital of the Company.

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. At December 31, 2007 and 2006, unsecured amounts in accounts introduced by the Company amounted to $52,000 and $101,000, respectively. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the statements of financial condition for these contingent liabilities. However, the Company has deducted these amounts from its net capital in accordance to Rule 15c3-1.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statements of financial condition for these transactions.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

AMERITAS INVESTMENT CORP.
SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

Total stockholders' equity	$ 12,217,562
Deductions and/or charges	
Nonallowable assets	
Receivables from brokers or dealers	35,300
Receivables from affiliates	362,809
Securities not readily marketable	558,207
Software	91,081
Other assets	1,402,386
Other deductions and/or charges	84,410
Haircuts on securities	313,824
Net capital	9,369,545
Net capital requirement (greater of $250,000 or 6-2/3% of aggregate indebtedness)	508,727
Excess net capital	$ 8,860,818
Aggregate indebtedness	$ 7,630,913
Ratio of aggregate indebtedness to net capital	0.814 to 1

Reconciliation with the Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2007):	
Net capital as reported on the Company's Part IIA (Unaudited) FOCUS report filed on January 25, 2008	$ 9,204,850
Adjustment to net income	24,341
Adjustment to other assets	151,369
Adjustment to haircuts on securities	(11,015)
Net capital	$ 9,369,545

AMERITAS INVESTMENT CORP.
SUPPLEMENTAL SCHEDULE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2007

The Company operates on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

February 21, 2008

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

In planning and performing our audit of the financial statements of Ameritas Investment Corp. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 21, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding of securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END